Exhibit 99.1

KPMG LLP
Chartered Accountants	Telephone	(403) 691-8000
2700-205 5 Avenue SW	Telefax	(403) 691-8008
Calgary AB T2P 4B9	Internet	www.kpmg.ca

AUDITORS’ REPORT ON RECONCILIATION TO

UNITED STATES GAAP

TO THE BOARD OF DIRECTORS OF PENN WEST ENERGY TRUST

On February 28, 2007, we reported on the consolidated balance sheets of Penn West Energy Trust as at December 31, 2006 and 2005 and the consolidated statements of income and retained earnings and cash flows for the years then ended, which are included in the annual report on Form 40-F. In connection with our audits, conducted in accordance with Canadian generally accepted auditing standards, of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled “Reconciliation of Canadian and United States Generally Accepted Accounting Principles”. This supplemental note is the responsibility of the Trust’s management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Chartered Accountants

Calgary, Canada

February 28, 2007 (except for note (a), which is dated March 26, 2007, and notes (g), (h), (i), (j) and (k) which are dated December 20, 2007)

KPMG LLP, a Canadian limited liability partnership is the
Canadian member firm of KPMG International, a Swiss cooperative

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

Canadian Generally Accepted Accounting Principles (“GAAP”) varies in certain respects from U.S. GAAP. As required by the United States Securities and Exchange Commission, the effect of these differences in principles on Penn West Energy Trust’s (the “Trust”) consolidated financial statements is described and quantified below:

The application of U.S. GAAP would have the following effects on reported net income:

Years ended December 31 (in CAD$)	2006	2005

Net income as reported in the Consolidated Statements of Income - Canadian GAAP	$665.6	$577.2
Adjustments
Unit-based compensation (note (g))	(9.6)	—
Risk management activities (note (b))	(11.9)	0.1
Plan of arrangement costs (note (c))	—	(36.3)
Income tax effect of the above adjustments	3.6	3.4
Net and Other Comprehensive Income, as adjusted before cumulative effect of change in accounting policy (note (d))	647.7	544.4
Cumulative effect of change in accounting policy, net of income taxes (note (g))	(9.2)	—
Net and Other Comprehensive Income - U.S. GAAP, as adjusted	$638.5	$544.4

Net income per trust unit before cumulative effect of change in accounting policy
Basic	$3.23	$3.35
Diluted	3.20	3.28

Cumulative effect of change in accounting policy
Basic	(0.05)	—
Diluted	(0.05)	—

Net income per trust unit
Basic	3.18	3.35
Diluted	$3.15	$3.28

Weighted average number of trust units outstanding (in millions) (note (g))
Basic	200.8	162.6
Diluted	202.6	165.9

Retained earnings (deficit) - U.S. GAAP
Balance, beginning of the period - U.S. GAAP	$(3,723.8)	$1,400.8
Net income - U.S. GAAP	638.5	544.4
Change in redemption value of Trust units (note (e))	1,501.3	(5,336.7)
Dividends	—	(10.8)
Distributions declared	(811.8)	(321.5)
Balance, end of period - U.S. GAAP	$(2,395.8)	$(3,723.8)

The application of U.S. GAAP would have the following effects on the reported balance sheets:

	Canadian	U.S.
As at December 31, 2006 (in CAD$)	GAAP	GAAP

ASSETS
Current
Accounts receivable (note (i))	$268.7	$268.7
Risk management (note (b))	54.0	54.0
Other (note (i))	56.0	56.0
	378.7	378.7
Property, plant and equipment (note (a))	7,039.0	7,039.0
Goodwill (note (h))	652.0	652.0
	$8,069.7	$8,069.7

LIABILITIES AND UNITHOLDERS’ EQUITY (DEFICIENCY)
Current
Accounts payable (note (i))	$382.9	$382.9
Taxes payable	1.2	1.2
Distributions payable	80.6	80.6
	464.7	464.7
Bank loan	1,285.0	1,285.0
Asset retirement obligations	339.1	339.1
Unit rights liability (note (g))	—	34.1
Future income taxes	792.6	793.7
	2,416.7	2,451.9
Total Liabilities	2,881.4	2,916.6

Unitholders’ mezzanine equity (note (e))	—	7,548.9

Unitholders’ Equity (Deficiency)
Unitholders’ capital (note (e))	3,712.4	—
Contributed surplus (note (e))	16.4	—
Retained earnings (deficit) (note (e))	1,459.5	(2,395.8)
	5,188.3	(2,395.8)
	$8,069.7	$8,069.7

	Canadian	U.S.
As at December 31, 2005 (in CAD$)	GAAP	GAAP

ASSETS
Current
Accounts receivable (note (i))	$214.4	$214.4
Risk management (note (b))	8.5	8.5
Other (note (i))	29.0	29.0
	251.9	251.9
Property, plant and equipment (note (a))	3,715.2	3,715.2
	$3,967.1	$3,967.1

LIABILITIES AND UNITHOLDERS’ EQUITY (DEFICIENCY)
Current
Accounts payable (note (i))	$304.1	$304.1
Taxes payable	11.8	11.8
Distributions payable	50.6	50.6
Deferred gain on financial instruments (note (b))	11.9	—
	378.4	366.5
Bank loan	542.0	542.0
Asset retirement obligations	192.4	192.4
Future income taxes	682.1	686.8
	1,416.5	1,421.2
Total Liabilities	1,794.9	1,787.7

Unitholders’ mezzanine equity (note (e))	—	5,903.2

Unitholders’ Equity (Deficiency)
Unitholders’ capital (note (e))	561.0	—
Contributed surplus (note (e))	5.5	—
Retained earnings (deficit) (note (e))	1,605.7	(3,723.8)
	2,172.2	(3,723.8)
	$3,967.1	$3,967.1

The application of U.S. GAAP would have the following effects on reported cash flows (note f):

	Canadian	U.S.
Years ended (in CAD$)	GAAP	GAAP

December 31, 2006
Cash flows from operating activities	$1,106.3	$1,106.3
Cash flows from investing activities	(591.2)	(591.2)
Cash flows from financing activities	(515.1)	(515.1)
	$—	$—

December 31, 2005
Cash flows from operating activities	$932.8	$750.2
Cash flows from investing activities	(519.9)	(519.9)
Cash flows from financing activities	(412.9)	(230.3)
	$—	$—

(a) Property, plant and equipment and depletion and depreciation

Under Canadian GAAP, an impairment exists when the net book value of the petroleum and natural gas properties exceeds the sum of the undiscounted future cash flows from proved reserves calculated using forecast prices and costs, and the cost of unproven properties. If an impairment is determined to exist, the impairment is measured as the amount by which the net book value of the petroleum and natural gas properties exceeds the sum of the present value of future discounted cash flows from proved plus probable reserves using forecast prices and costs, and the cost of unproved properties.

Under U.S. GAAP, the net book value of petroleum and natural gas properties, net of deferred income taxes, is limited to the present value of after-tax future net cash flows from proved reserves, discounted at 10 percent and using prices and costs at the balance sheet date, plus the lower of cost and fair value of unproved properties. The impairment test is performed annually on December 31 and, as elected by the Trust, recalculated seven business days prior to the filing date of the Trust’s consolidated financial statements. If there is impairment indicated on December 31, which no longer exists at the time of the second test, no write-down is required. At December 31, 2006, an impairment of $443.2 million was indicated but upon the re-performance of the test there was no indication of impairment as commodity prices increased from those applied at December 31, 2006. The application of the impairment test under U.S. GAAP did not result in a write-down of capitalized costs in either 2006 or 2005.

Depletion and depreciation of resource properties is calculated using the unit-of-production method based on production volumes before royalties in relation to proved reserves as estimated by independent petroleum engineers. In determining the depletable base, the estimated future costs to be incurred in developing proved reserves is included and the estimated facility and equipment salvage values and the lower of cost and market of unevaluated properties is excluded.

(b) Derivative financial instruments

Under Canadian GAAP, the disclosure of the fair value of derivative financial instruments, which qualify for hedge accounting, is required with no recorded effect on assets, liabilities or net income. Under U.S. GAAP, derivative financial instruments qualifying for hedge accounting must be measured and presented on the consolidated balance sheet at fair value as either an asset or liability with changes in the fair value of all cash flow hedges recognized in other comprehensive income until such time as the underlying physical transaction occurs. Any change in the fair value of derivative financial instruments, which no longer qualify for hedge accounting, is recognized in income of the period.

The hedging documentation requirements under Canadian GAAP differed in certain respects from those required under U.S. GAAP. As a result, certain derivative financial instruments accounted for as hedges under Canadian GAAP did not qualify for hedge accounting when the Trust first reported under U.S. GAAP.

Effective July 1, 2005, the Trust elected to discontinue designating derivative instruments as accounting hedges. As a result of this change, a deferred gain on financial instruments of $16.7 million, that represented the fair value of these financial contracts on July 1, 2005, was recognized on the consolidated balance sheet for Canadian GAAP purposes. This deferred gain was amortized to income over the remaining life of the financial contracts. For U.S. GAAP purposes, as the outstanding instruments at the time U.S. GAAP was adopted did not qualify for hedge accounting, all of the Trust’s financial contracts were measured at fair value, with corresponding changes in fair values recognized as unrealized gains or losses in income of the period. The amortization of the deferred gain on financial instruments for Canadian GAAP purposes of $11.9 million ($8.3 million net of tax) was recorded as a reduction to U.S. GAAP income as this amount was previously recorded under U.S. GAAP.  In 2005, the change in fair value resulted in the recognition of a risk management activity gain of $0.1 million ($0.1 million net of tax) reflected in the statement of income.

(c) Plan of arrangement costs

Effective May 31, 2005, Penn West Petroleum Ltd. was reorganized into the Trust. Under Canadian GAAP, plan of arrangement costs totaling $36.3 million ($32.9 million net of tax) were charged directly to retained earnings in 2005. Under U.S. GAAP, these costs are treated as a charge to income in the period.

(d) Other comprehensive income

Comprehensive income is recognized and measured under U.S. GAAP pursuant to Statement of Financial Accounting Standard (“SFAS”) No. 130, “Reporting Comprehensive Income”. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income is comprised of two components, net income and other comprehensive income (“OCI”). OCI refers to amounts that are recorded as an element of unitholders’ equity but are excluded from net income because these transactions or events were attributed to changes from non-owner sources. Comprehensive income was equivalent to net income in 2006 and 2005.

(e) Unitholders’ mezzanine equity

U.S. GAAP requires that trust units, which are redeemable at the option of the unitholder, be valued at their redemption amount and presented as temporary equity on the balance sheet. The redemption value of the Penn West trust units is determined based on 95 percent (to reflect the price realizable in the event of a redemption) of the market value of the trust units at each balance sheet date. Under Canadian GAAP, all trust units are classified as unitholders’ equity. As at December 31, 2006, the Trust reclassified $7,548.9 million (2005 - $5,893.1 million) as unitholders’ mezzanine equity in accordance with U.S. GAAP.

Changes in unitholders’ mezzanine equity in excess of trust units issued, net of redemptions, net income and cash distributions in a period are recognized as charges to the deficit. As a result, the Trust recorded a reduction of $1,501.3 million (2005 — charge of $5,332.1 million) to deficit as at December 31, 2006.

(f) Statements of cash flow

Under U.S. GAAP, plan of arrangement costs incurred in 2005 were treated as period costs. Accordingly, the associated cash outflows of $36.3 million are considered an operating activity pursuant to SFAS No. 95, “Statement of Cash Flows”. In addition, for U.S. GAAP purposes, cash outflows related to the payment of income taxes are classified as operating activities. As such, the future income tax liability settled upon conversion to a trust on May 31, 2005 of $146.3 million is considered an operating activity under U.S. GAAP.

(g) Unit-based compensation

On January 1, 2006, the Trust adopted SFAS 123R, “Share-Based Payment” using the modified prospective method of application and adopted the fair value method of accounting for all grants under the rights plan. Under SFAS 123R, due to the redemption feature of the trust units, rights granted under the rights plan are considered liability awards whereas they were previously considered equity awards under the prior rules in SFAS 123. As a result of the adoption of SFAS 123R, the Trust recorded a trust unit rights liability of $14.7 million, which represented the portion of the fair value of all outstanding unit rights considered earned to date. Contributed surplus was reduced by $5.5 million representing previously recognized compensation cost for all outstanding unit rights for Canadian GAAP purposes, and an expense of $9.2 million was recorded as a cumulative effect of a change in accounting policy.

Under U.S. GAAP, the trust unit rights liability is calculated based on the fair value of the grants, determined by the Binomial Lattice model at each reporting date until the date of settlement. Compensation cost is recorded based on the change in fair value of the rights during each reporting period.  When rights are exercised, the proceeds plus the amount recorded as a trust unit rights liability are recorded to mezzanine equity. The Trust issues units from treasury to settle unit rights exercises. Contributed surplus amounts are eliminated under U.S. GAAP.

Rights granted under the rights plan are considered equity awards for Canadian GAAP purposes, a difference from U.S. GAAP. Unit-based compensation is based upon the fair value of rights issued, determined only on the grant date. This fair value is charged to income over the vesting period of the rights with a corresponding increase in contributed surplus. When rights are exercised, consideration received plus the fair value recorded in contributed surplus is transferred to unitholders’ equity. Under U.S. GAAP, for the year ended December 31, 2006, compensation cost calculated was $9.6 million higher than compensation cost calculated under Canadian GAAP. The compensation cost for 2006 of $20.9 million (2005 - $77.2 million) under U.S. GAAP was allocated $15.7 million (2005 - $57.9 million) to corporate employees and $5.2 million (2005 - $19.3 million) to field employees. The 2005 compensation cost of $77.2 million consists of $5.5 million related to the Trust unit rights incentive plan and $71.7 million related to the Stock option plan that was in existence prior to the Trust conversion in May 2005.

The expected volatility of the trust unit rights was based on the historical unit price volatility of the Trust and the volatility of certain competitors. The expected life of the trust unit rights was based on expected exercise patterns and the forfeiture rate was based on historical employee forfeiture patterns.

As at December 31, 2006, total U.S. GAAP compensation cost related to trust unit rights non-vested and not recorded was $45.6 million, which on a weighted average is expected to be charged to income over the next 3.7 years. As at December 31, 2006, the fair value of trust units vested during the year was $2.7 million (2005 - $nil) with a weighted average remaining life of 3.3 years. If certain conditions are met, exercise prices are adjusted for distributions. Assuming these conditions are met, the total intrinsic value at December 31, 2006 for trust unit rights outstanding was $95.2 million (2005 - $93.1 million), for trust unit rights exercisable was $14.0 million (2005 - $nil) and for trust units exercised during the period was $5.2 million (2005 - $nil).

The changes to non-vested unit rights in the year are outlined below:

	Number of Non- Vested Unit Rights	Weighted Average Grant Date Fair Value
Balance at December 31, 2005	9,447,625	$2.92
Granted	3,257,622	8.10
Exercised	(407,750)	2.15
Forfeitures	(1,012,625)	5.58
Balance at December 31, 2006	11,284,872	4.21
Vested, during period	1,125,300	$2.37

In 2005, unit rights that were redeemable at the option of the holder met the criterion for classification as temporary equity under U.S. GAAP. The redemption amount of the unit rights was recorded as mezzanine equity based upon the number of vested awards on the balance sheet date. The change in redemption amount of the Trust unit rights was reclassified to mezzanine equity; firstly from contributed surplus, and secondly from retained earnings (deficit) once the contributed surplus balance was reduced to nil. Under U.S GAAP, for the year ended December 31, 2005, contributed surplus was reduced by $5.5 million to nil, retained earnings (deficit) was reduced by $4.6 million and mezzanine equity was increased by $10.1 million.

Prior to Penn West’s conversion to a Trust, the company had a stock option plan for its employees and directors. During 2005, all outstanding options at the time of conversion, with a total intrinsic value of $163.6 million, were vested and exercised.

A difference exists in the diluted weighted average number of trust units outstanding under U.S. GAAP as the unit-based compensation amount included is based on the fair value at each balance sheet date, compared to the fair value at only the date of grant under Canadian GAAP, leading to a change in the number of units included in the diluted calculation.

(h) Goodwill

The goodwill balance resulted from the merger with Petrofund Energy Trust on June 30, 2006. Goodwill was recorded to reflect an increase to our production capacity levels that made us the largest conventional oil and gas royalty trust in North America. It also increased our exposure to light oil giving us a better future product balance as we increase our production from the Peace River Oil Sands, along with increasing our reserve life index and gaining technological access to, and staff with experience in, resource plays including the Weyburn CO2 project and coalbed methane. The goodwill impairment test is completed annually on December 31 or more frequently if circumstances arise that indicate an impairment may have occurred. If an impairment exists, the impairment amount is charged to earnings and is considered to be non-deductible for tax purposes. There was no impairment in either 2006 or 2005.

(i)  Additional US GAAP disclosures

	2006	2005
Components of accounts receivable
Trade	$31.0	$26.5
Accruals	234.9	186.2
Other	2.8	1.7
	$268.7	$214.4
Components of other assets
Prepaid expenses	$23.4	$17.8
Inventory	32.6	11.2
	$56.0	$29.0
Components of accounts payable
Accounts payable	$89.4	$61.8
Royalties payable	71.4	83.0
Capital accrual	115.0	99.3
Operating accrual	92.0	33.0
Other	15.1	27.0
	$382.9	$304.1

(j) Additional disclosure

The Trust presents oil and natural gas revenues and royalty amounts prior to royalties in the Consolidated Statement of Income and Retained Earnings. Under U.S. GAAP, these items would be combined and presented net in the Consolidated Statement of Income and Retained Earnings.

(k) Petrofund Acquisition

Penn West accounted for the Petrofund merger as a purchase of Petrofund. The consolidated financial statements of Penn West include the results of operations and cash flows of Petrofund from July 1, 2006 forward. If the merger had occurred on January 1, 2005, Penn West would have realized the following pro forma results for the years ended December 31, 2006 and 2005:

(unaudited)	2006	2005
Revenue	$2,495.8	$2,783.7
Net income	750.3	662.9
Basic net income per unit	3.18	2.84
Diluted net income per unit	$3.15	$2.80

Recent U.S. accounting pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS No. 155”). This statement amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. This Statement resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”. The statement a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and e) amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006 with early adoption permitted. The Trust is currently assessing the impact of SFAS No. 155.

In June 2006, the FASB issued Interpretation 48 “Accounting for Uncertainty in Income Taxes” clarifying the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  Interpretation 48 is effective for fiscal years beginning on/after December 15, 2006.  The Trust is currently assessing the impact of Interpretation 48.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements”.  The Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. The Statement is to be applied prospectively and is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Trust is currently assessing the impact of SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115.”  This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates.  After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred.  SFAS No. 159 becomes effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted. However, entities may not retroactively apply the provisions of SFAS No. 159 to fiscal years preceding the date of adoption.  The Trust is currently assessing the impact of SFAS No. 159.

Recent Canadian accounting pronouncements

Canadian GAAP related to financial instruments and other comprehensive income became effective for fiscal year-ends on or after October 1, 2006. Outlined is when to recognize, and how to measure, a financial instrument on the balance sheet and how gains and losses are to be presented. An additional financial statement, other comprehensive income, is required in certain circumstances. Penn West currently has no items that would require disclosure as other comprehensive income. The fair value of financial instruments, which are designated as hedges, are included on the balance sheet as a financial asset or liability with the related mark-to-market gain or loss recognized in other comprehensive income. Financial instruments, not designated as hedges, will be valued at market with any related gains and losses recognized in income of the period. As Penn West elected to account for all of our derivative financial instruments using the fair value method on July 1, 2005, this required change will have no effect on our reported financial position or net income or loss.

On January 1, 2006, the accounting pronouncement related non-monetary transactions became effective. It requires that non-monetary transactions be measured at fair value unless certain conditions apply. This pronouncement did not impact the Trust’s reported results.

SUPPLEMENTARY OIL AND GAS INFORMATION - FAS 69 (UNAUDITED)

The following disclosures in this section provide oil and gas information in accordance with the U.S. standard FAS 69, “Disclosure about Oil and Gas Producing Activities”.

NET PROVED OIL AND GAS RESERVES

Penn West engaged an independent qualified reserve evaluator, GLJ Petroleum Consultants Ltd. (“GLJ”), to review the Trust’s proved developed and proved undeveloped oil and gas reserves. Currently, all of Penn West’s oil and gas reserves are located in Canada. The changes in our net proved reserve quantities are outlined below.

Net reserves are Penn West royalty and working interest remaining reserves, less all Crown, freehold, and overriding royalties and interests that are not owned by Penn West.

Proved reserves are those estimated quantities of crude oil, natural gas and natural gas liquids that can be estimated with a high degree of certainty to be economically recoverable under existing economic and operating conditions. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Proved developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserve on production.  Developed reserves may be subdivided into producing and non-producing.

Proved undeveloped reserves are those reserves that are expected to be recovered from known accumulations where a significant expenditure (e.g. when compared to the cost of drilling a well) is required to render them capable of production.

Penn West cautions users of this information as the process of estimating crude oil and natural gas reserves are subject to a certain level of uncertainty. The reserves are based on economic and operating conditions, therefore, changes can be made to future assessments as a result of a number of factors, which can include new technology, changing economic conditions and development activity.

YEAR ENDED DECEMBER 31, 2005

CONSTANT PRICES AND COSTS

	Light and	Heavy	Natural	Natural gas	Barrels of Oil
Net Proved Developed and	Medium Oil	Oil	Gas	Liquids	Equivalent
Proved Undeveloped Reserves	(mbbl)	(mbbl)	(mcf)	(mbbl)	(mboe)
December 31, 2004	126,909	44,100	524,864	10,879	269,365
Extensions & Discoveries	48	3,222	34,343	62	9,055
Improved Recovery	256	19	2,409	77	754
Technical Revisions	3,361	3,026	(9,306)	(327)	4,508
Acquisitions	2,500	995	5,020	86	4,417
Dispositions	(120)	—	(10,327)	(203)	(2,044)
Production	(8,902)	(6,145)	(80,149)	(994)	(29,399)
Change for the year	(2,857)	1,117	(58,010)	(1,299)	(12,709)
December 31, 2005	124,051	45,217	466,854	9,580	256,657
Developed	105,078	40,380	430,141	8,637	225,784
Undeveloped	18,973	4,838	36,713	943	30,873
Total(1)	124,051	45,217	466,854	9,580	256,657

YEAR ENDED DECEMBER 31, 2006

CONSTANT PRICES AND COSTS

	Light and	Heavy	Natural	Natural gas	Barrels of Oil
Net Proved Developed and	Medium Oil	Oil	Gas	Liquids	Equivalent
Proved Undeveloped Reserves	(mbbl)	(mbbl)	(mcf)	(mbbl)	(mboe)
December 31, 2005	124,051	45,217	466,854	9,580	256,657
Extensions & Discoveries	39	1,804	16,359	138	4,708
Improved Recovery	1,788	64	3,023	39	2,395
Technical Revisions	(2,418)	543	(6,078)	684	(2,205)
Acquisitions	57,050	621	221,473	4,291	98,874
Dispositions	(126)	(214)	(651)	(6)	(454)
Production	(10,884)	(6,435)	(87,789)	(1,165)	(33,116)
Change for the year	45,449	(3,617)	146,337	3,981	70,202
December 31, 2006	169,500	41,600	613,191	13,560	326,859
Developed	139,727	40,067	578,131	12,541	288,691
Undeveloped	29,773	1,533	35,060	1,019	38,168
Total(1)	169,500	41,600	613,191	13,560	326,859

(1) Penn West does not file any estimates of total net proved crude oil or natural gas reserves with any U.S. federal authority or agency other than the SEC.

CAPITALIZED COSTS

As at December 31, ($ millions)	2006	2005	2004
Proved oil and gas properties	$9,379	$5,465	$4,971
Unproved oil and gas properties	304	259	284
Total capital costs	9,683	5,724	5,255
Accumulated depletion and depreciation	2,644	2,009	1,593
Net capitalized costs	$7,039	$3,715	$3,662

COSTS INCURRED

For the years ended December 31, ($ millions)	2006	2005	2004
Property acquisition costs(1)
Proved oil and gas properties	$5	$(6)	$332
Unproved oil and gas properties	20	14	19
Exploration costs(2)	83	140	111
Development costs(3)	463	299	403
Capital Expenditures	571	447	865
Petrofund merger	3,323	—	—
Total Expenditures	$3,894	$447	$865

(1) Acquisitions are net of disposition of properties.

(2) Cost of land acquired, geological and geophysical capital expenditures and drilling costs for exploration wells drilled.

(3) Includes equipping and facilities capital expenditures.

RESULTS OF OPERATIONS OF PRODUCING ACTIVITIES

For the years ended December 31, ($ millions)	2006	2005	2004
Oil and gas sales, net of royalties and commodity contracts	$1,776	$1,561	$1,225
Lease operating costs and capital taxes	441	342	311
Transportation costs	25	23	26
Depletion, depreciation and accretion	655	438	413
Income taxes(1)	—	54	18
Results of operations	$655	$704	$457

(1) Penn West is currently not taxable.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS AND CHANGES THEREIN

The standardized measure of discounted future net cash flows is based on estimates made by GLJ of net proved reserves. Future cash inflows are computed based on year-end constant prices and cost assumptions applied against annual future production from proved crude oil and natural gas reserves. Future development and production costs are based on year-end constant price assumptions and assume the continuation of existing economic conditions. Future income taxes are calculated by applying statutory income tax rates. The Trust is currently not taxable. The standardized measure of discounted future net cash flows is computed using a 10 percent discount factor.

Penn West cautions users of this information that the discounted future net cash flows relating to proved oil and gas reserves are neither an indication of the fair market value of our oil and gas properties, nor of the future net cash flows expected to be generated from such properties. The discounted future cash flows do not include the fair market value of exploratory properties and probable or possible oil and gas reserves, nor is consideration given to the effect of anticipated future changes in crude oil and natural gas prices, development, asset retirement and production costs and possible changes to tax and royalty regulations. The prescribed discount rate of 10 percent is arbitrary and may not appropriately reflect future interest rates.

($ millions)	2006	2005
Future cash inflows	$17,124	$14,503
Future production costs	6,350	4,429
Future development costs	666	384
Undiscounted pre-tax cash flows	10,108	9,690
Future income taxes(1)	—	—
Future net cash flows	10,108	9,690
Less 10% annual discount factor	4,730	4,718
Standardized measure of discounted future net cash flows	$5,378	$4,972

(1)          Penn West is currently not taxable.

($ millions)	2006	2005
Estimated future net revenue at beginning of year	$4,972	$2,220
Oil and gas sales during period net of production costs and royalties(1)	(1,277)	(933)
Changes due to prices and royalties related to forecast production(2)	(856)	2,483
Development costs during the period(3)	542	432
Changes in forecast development costs(4)	(544)	(420)
Changes resulting from extensions and improved recovery(5)	164	217
Changes resulting from discoveries(5)	4	38
Changes resulting from acquisitions of reserves(5)	1,907	76
Changes resulting from dispositions of reserves(5)	(7)	(69)
Discount factor(6)	497	314
Net change in income tax(7)	—	923
Changes resulting from technical reserves revision	(65)	(6)
Abandonment adjustment(8)	—	141
All other changes(9)	41	(444)
Estimated future net revenue at end of year	$5,378	$4,972

(1) Company actual before income taxes, excluding general and administrative expenses.

(2) The impact of changes in prices and other economic factors on future net revenue.

(3) Actual capital expenditures relating to the exploration, development and production of oil and gas reserves.

(4) The change in forecast development costs.

(5) End of period net present value of the related reserves.

(6) Estimated as 10 percent of the beginning of period net present value.

(7) The difference between forecast income taxes at beginning of period and the actual taxes for the period plus forecast income taxes at the end of period.  With the conversion to a trust, Penn West does not pay income taxes.

(8) The environmental liability related to wells with no assigned reserves.

(9) Includes changes due to revised production profiles, development timing, operating costs, royalty rates and actual prices received versus forecast.